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                         30,000 SHARES OF COMMON STOCK

                            ------------------------

                                 COINSTAR, INC.

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                                [COINSTAR LOGO]

The Selling Stockholder:         The selling stockholder identified in this
                                 prospectus may sell up to 30,000 shares of our common stock, $0.001 par value per share. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of the shares by the selling stockholder.

Offering Price:                  The selling stockholder may sell the shares of
                                 common stock described in this prospectus in a
                                 number of different ways and at varying prices.
                                 We provide more information about how it may
                                 sell its shares in the section titled "Plan of
                                 Distribution" on page   .

Trading Market:                  Our common stock is quoted on the Nasdaq
                                 National Market under the symbol "CSTR". The last reported sale price of the common stock on December 14, 1999 was $10.375 per share.

Risks: Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 2.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY EITHER THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      Prospectus dated December 15, 1999.
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                               PROSPECTUS SUMMARY

     The following is a summary of our business. You should carefully read the section entitled "Risk Factors" in this prospectus, our Annual Report on Form 10-K for the year ended December 31, 1998 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1999, as amended and filed with the Securities and Exchange Commission (the "SEC") for more information on our business and the risks involved in investing in our common stock.

OVERVIEW

     We are the first and only company to own and operate a national network of self-service coin-counting machines in the United States. Our Coinstar units provide consumers with a fun, convenient and reliable means of converting accumulated change into cash. We currently derive substantially all our revenue from coin processing services generated by our installed base of over 6,700 Coinstar units located in supermarket chains in 39 states across the United States. We launched the Coinstar network with the installation of our first Coinstar unit in 1994, and have installed an average of 1,749 annually in the three years ended September 30, 1999. Since our inception, the Coinstar network has counted and processed over 44 billion coins with a value of over $1.7 billion in more than 58 million customer transactions. Coinstar units, which are about the size of an ATM, rapidly count coins deposited by consumers and issue vouchers for the dollar value of the coins processed, less our processing fee of 8.9% at most locations. Consumers can redeem the vouchers at cashiers in the stores where our units are located for store credit or cash. We believe our services also benefit our retail partners by enhancing customer service, increasing store traffic, promoting sales, reducing internal store coin handling expenses and providing an additional source of revenue.

     We established a wholly-owned subsidiary, Coinstar International, Inc., in March 1998 to explore expanding our operations internationally. We currently have Coinstar units in 19 stores in Canada. We are also piloting nine Coinstar units in the United Kingdom to determine the viability of the United Kingdom market for our services. In addition, Coinstar International is investigating the viability of our services in certain European countries. We also established a wholly-owned subsidiary, MyShoppinglist.com, Inc., in December 1998 to explore the development and deployment of electronic commerce technology, including Coinstar Shopper(TM), our multifunction Internet portal.

     Our principal executive offices are located at 1800 114th Avenue, Bellevue, Washington 98004. Our telephone number is (425) 943-8000, and our Web site is located at www.coinstar.com. Information contained on our Web site is not a constitute part of this prospectus.

     Coinstar's logo is a registered trademark of Coinstar, Inc., in the United States, Canada and the European Union. This prospectus also contains trademarks and trade names of other companies. Our use or display of other parties' trademarks or trade names is not intended to and does not imply a relationship with the trademark or trade name owners.

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                           FORWARD-LOOKING STATEMENTS

     In addition to the historical information contained in this prospectus, this prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any statements contained herein (including without limitation statements to the effect that we or our management "believes," "expects," "anticipates," "plans" and similar expressions) that are not statements of historical fact should be considered forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in the "Risk Factors" section below and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in our Annual Report and Quarterly Reports incorporated herein by reference.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

WE HAVE A HISTORY OF SUSTAINED OPERATING LOSSES AND WE EXPECT SUCH LOSSES TO CONTINUE

     We have incurred substantial losses since inception in 1991. Our net loss was $16.0 million for 1996, $29.6 million for 1997 and $24.0 million for 1998. As of September 30, 1999 we had an accumulated deficit of $95.7 million. Our operating losses to date have resulted primarily from expenses incurred in the development, marketing and operation of the Coinstar units, expansion and maintenance of the network, administrative and occupancy expenses at our headquarters and depreciation and amortization. We expect to continue to incur operating losses as we continue to increase our installed base of Coinstar units and seek to develop and market new products, services and enhancements, including the development and deployment of our electronic commerce technology, including Coinstar Shopper(TM).

WE HAVE A LIMITED OPERATING HISTORY AND FACE UNCERTAINTY IN OUR ABILITY TO BECOME A PROFITABLE COMPANY

     After several years of development, we commenced commercial deployment of Coinstar units in 1994 and placed approximately 96% of our current installed base in 1996, 1997, 1998 and the first nine months of 1999. Therefore, you have limited historical financial information on which to base an evaluation of our performance. You should consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development and operation, particularly companies in new or rapidly evolving markets. We cannot be certain that we will install a sufficient number of our Coinstar units or obtain sufficient market acceptance to allow us to achieve or sustain profitability, or generate sufficient cash flow to meet our capital and operating expenses and debt service obligations.

OUR COIN PROCESSING SERVICE IS OUR SOLE SOURCE OF REVENUE AND OUR CURRENT MARKET IS LIMITED

     We have derived until now, and expect for the foreseeable future to derive, substantially all of our revenue from the operation of Coinstar units. Accordingly, market acceptance of our coin processing service is critical to our future success. Since there is only a limited current market for our coin processing service, we cannot assure you that an acceptable level of demand will be achieved or sustained. If sufficient demand for our coin processing service does not develop due to lack of market acceptance, technological change, competition or other factors, our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness could be seriously harmed. To date, we have not derived any significant revenue from our Coinstar Shopper Internet portal.

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OUR FUTURE OPERATING RESULTS REMAIN UNCERTAIN

     You should not consider prior growth rates in our revenue to be indicative of our future operating results. The timing and amount of future revenues will depend almost entirely on our ability to obtain new agreements with potential retail partners for the installation of Coinstar units, the successful deployment and operation of our coin processing network and on customer utilization of our service. Our future operating results will depend upon many other factors, including:

     - the level of product and price competition,

     - the processing fee we charge consumers to use our service, which we changed to 8.9% in December 1998 and may change in the future,

     - the amount of our processing fee that we share with our retail partners,

     - our success in expanding our network and managing our growth,

     - our ability to develop and market product enhancements and new products, such as our Coinstar Shopper,

     - our ability to enter into and penetrate new international markets, such as the United Kingdom, Canada, the European Union and other selected foreign markets,

     - the timing of product enhancements, activities of and acquisitions by competitors,

     - the ability to hire additional employees, and

     - the timing of such hiring and the ability to control costs.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE

     Our common stock price has fluctuated substantially since our initial public offering in July 1997. The market price of our common stock could decline from current levels or continue to fluctuate. The market price of our common stock may be significantly affected by the following factors, including:

     - operating results below market expectations,

     - trends and fluctuations in use of Coinstar units,

     - changes in, or our failure to meet, financial estimates by securities analysts,

     - period-to-period fluctuations in our financial results.

     - announcements of technological innovations or new products or services by us or our competitors,

     - the termination of one or more retail distribution contracts,

     - timing of installations relative to financial reporting periods,

     - release of reports,

     - industry developments,

     - market acceptance of the Coinstar service by retail partners and consumers, and

     - economic and other external factors.

     In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may seriously harm the market price of our common stock.

OUR BUSINESS IS DEPENDENT ON CONTINUED MARKET ACCEPTANCE BY CONSUMERS

     We are substantially dependent on continued market acceptance of our coin processing service by consumers. The self-service coin processing market is relatively new and evolving and we cannot predict the
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future growth rate and size of this market. While consumers to date have been somewhat receptive to our existing installed base of Coinstar units, we cannot be certain that the operating results of the installed units will continue to be favorable or that past results will be indicative of future market acceptance of our service.

     We believe that market acceptance of the Coinstar unit is dependent on the consumer's perception that the units are convenient, easy to use and reliable. Even if we are successful in promoting awareness of the Coinstar unit among consumers, consumers may not utilize the Coinstar units in sufficient numbers and frequency to make us profitable. In addition, the increasing use of alternatives to coin and currency transactions such as credit and debit cards, checks, wire transfers, smart cards and other forms of electronic payment may adversely affect market acceptance and ongoing use of the Coinstar service. If our coin-processing service does not achieve general market acceptance among consumers or does so less rapidly than expected, our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness could be seriously harmed.

OUR BUSINESS IS DEPENDENT ON OUR RETAIL PARTNERS, WHICH ARE PRIMARILY SUPERMARKET CHAINS

     Market acceptance of the Coinstar unit depends on the willingness of potential retail partners to agree to installation and retention of Coinstar units in their stores, primarily supermarkets. We believe that market acceptance by potential retail partners will depend on our ability to demonstrate the utility of the Coinstar unit as a customer service and as a means to provide other tangible benefits to potential and existing retail partners, including increased customer traffic and customer spending in the form of voucher dollars in the store. If our service does not achieve market acceptance, especially among supermarket chains, or does so less rapidly than expected, our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness could be seriously harmed.

     We generally have separate agreements with each of our retail partners, providing for our exclusive right to provide coin processing services in retail locations. These contracts generally have terms ranging from two to three years and are generally terminable by either party with advance notice of at least 90 days. Coinstar units in service in two supermarket chains, Fred Meyer Inc. and The Kroger Co., accounted for approximately 18.7% and 18.9%, respectively, of our revenue in 1998. In May 1999, Kroger and Fred Meyer merged. In the nine months ended September 30, 1999, these chains accounted for approximately 33.4% of our revenue. The termination of any one or more of our contracts with our retail partners could seriously harm our business, financial condition, results of operations and ability to achieve sufficient cash flow to service our indebtedness.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE DUE TO DIFFERENT USAGE RATES OF INDIVIDUAL COINSTAR UNITS, SEASONALITY OF USE AND OTHER FACTORS

     Customer utilization of our coin processing service varies substantially from unit to unit, making our revenue difficult to forecast. Customer utilization is affected by the timing and success of promotions by us and our retail partners, age of the installed unit, adverse weather conditions and other factors, many of which are not in our control. Based on our limited operating history, we believe that coin processing volumes are affected by seasonality; in particular we believe that on a relative basis, coin processing volumes have been lower in the months of January, February, September and October. We cannot be certain, however, that such seasonal trends will continue. Any projections of future trends in use are inherently uncertain due to a variety of factors, including:

     - success in the timely deployment of a substantial number of additional Coinstar units,

     - consumer awareness and demand for our coin processing services

     - our limited operating history, and

     - the lack of comparable companies engaged in the coin processing business.

     Our quarterly operating results are affected by the timing and number of Coinstar units installed during the quarter. The timing of Coinstar unit installations during a particular quarter is largely dependent on

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installation schedules determined by agreements with our retail partners, the variable length of trial periods of our retail partners and the planned coordination of multiple installations in a given geographic region.

     As a result of these and other factors, revenue for any quarter is subject to significant variation, and we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Because our operating expenses are based on anticipated revenue trends and because a large percentage of our expenses are relatively fixed, revenue variability could cause significant and disproportionate variations in operating results from quarter to quarter and could result in significant losses. To the extent such expenses precede, or are not followed by, increased revenue, our operating results would be seriously harmed.

WE HAVE SUBSTANTIAL INDEBTEDNESS

     As of November 1, 1999 we had outstanding indebtedness of $62.8 million, which included $61.0 million of our 13.0% Senior Subordinated Discount Notes due 2006 (the "Notes") and our capital lease obligations. We must begin paying cash interest on the Notes in April 2000. Beginning at that time, we will have debt service obligations of approximately $7.9 million per year until October 2006, when the principal amount of $61.0 million will be due. Our ability to meet our debt service requirements will depend upon achieving significant and sustained growth in our expected cash flow, which will be affected by our success in implementing our business strategy, prevailing economic conditions and financial, business and other factors, some of which are beyond our control. Accordingly, we cannot be certain as to whether or when we will have sufficient resources to meet our debt service obligations. If we are unable to generate sufficient cash flow to service our indebtedness, we will have to reduce or delay planned capital expenditures, sell assets, restructure or refinance our indebtedness or seek additional equity capital. We cannot assure you that any of these strategies can be effected on satisfactory terms, if at all, particularly in light of our high levels of indebtedness. In addition, the extent to which we continue to have substantial indebtedness could have significant consequences, including:

     - our ability to obtain additional financing in the future for working capital, capital expenditures, product research and development, acquisitions and other general corporate purposes may be materially limited or impaired,

     - a substantial portion of our cash flow from operations may need to be dedicated to the payment of principal and interest on our indebtedness and therefore not available to finance our business, and

     - our high degree of indebtedness may make us more vulnerable to economic downturns, limit our ability to withstand competitive pressures or reduce our flexibility in responding to changing business and economic conditions.

OUR MARKET IS INCREASINGLY COMPETITIVE

     We are the first company to provide a national network of self-service coin processing machines that provide a convenient, reliable means for consumers to convert loose coins into cash. We compete regionally with several direct competitors that operate self-service coin processing machines. We cannot be certain that these competitors have not or will not substantially increase their installed units and expand their service nationwide. We compete indirectly with manufacturers of machines and devices that enable consumers to count or sort coins themselves, and we also compete or may compete directly or indirectly with banks and similar depository institutions for coin conversion customers. Currently, we believe banks are the primary alternative available to consumers for converting coins into cash, and they generally do not charge a fee for accepting rolled coins. As the market for coin processing develops, banks and other businesses may decide to offer additional coin processing services, either as a customer service or on a self-service basis, and compete directly with us. Moreover, we may face direct competition from Scan Coin AB of Malmo, Sweden, our prior supplier of coin-counting devices, or other third parties to whom Scan Coin may sell its coin-counting device. See "Risk Factors -- Our business could be harmed by a dispute with our supplier" for discussion of our dispute with Scan Coin.

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     In addition, we may face new competition as we seek to expand into international markets and develop new products, services and enhancements. Our ability to expand internationally may subject us to competition with banks that offer services competitive with ours and with manufacturers and other companies that have established or are seeking to establish coin-counting networks competitive with ours. Many of the competitors have greater experience than we do in operating in these international markets. Moreover, new products that we intend to develop, such as those involving the Internet, may subject us to competition from companies with significantly greater technological resources and experience.

     Many of our potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marketing and public relations resources than we have. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to consumers and businesses. Our competitors might succeed in developing technologies, products or services that are more effective, less costly or more widely used than those that have been or are being developed by us or that would render our technologies or products obsolete or noncompetitive. We cannot be certain that we will be able to compete effectively with current or future competitors. Competitive pressures could seriously harm our business, financial condition and results of operations and our ability to achieve sufficient cash flow to service our indebtedness.

THE SUCCESS OF OUR POTENTIAL NEW SERVICES AND PRODUCTS IS UNCERTAIN

     We have committed, and expect to continue to commit, significant resources and capital to develop and market existing product and service enhancements and new products and services such as through value-added services and promotions. One example is Coinstar Shopper, which is a multifunction Internet portal. These products and services are relatively untested, and we cannot assure you that we will achieve market acceptance for these products and services, or other new products and services. Moreover, these and other new products and services may be subject to significant competition with offerings by potential competitors in addition to companies that compete in our coin processing business. Many of these potential competitors have significantly greater technological expertise and financial and other resources than we do. In addition, new products, services and enhancements may pose a variety of technical challenges and require us to enhance the capabilities of our network and attract additional qualified employees. The failure to develop and market new products, services or enhancements successfully could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

OUR FAILURE TO MANAGE GROWTH COULD HARM OUR BUSINESS

     We have experienced rapid growth and intend to continue to expand our operations aggressively. The growth in the size and scale of our business has placed, and we expect it will continue to place, significant demands on our operational, administrative and financial personnel and operating systems. Our additional planned expansion may further strain management and other resources. Our ability to manage growth effectively will depend on our ability to improve our operating systems, to expand, train and manage our employee base, to identify additional manufacturing capacity and to develop additional service capacity. In particular, we will be required to rapidly expand our operating systems and processes in order to support the projected installations of Coinstar units and the potential addition of value-added services. In addition, we will be required to establish relationships with additional third-party service providers. We may be unable to effectively manage the expansion of our operations, to implement and develop our systems, procedures or controls, to adequately support our operations or to achieve and manage the currently projected installations. If we are unable to manage growth effectively, our business, financial condition and results of operations and our ability to achieve sufficient cash flow to service our indebtedness could be seriously harmed.

OUR BUSINESS COULD BE HARMED BY A DISPUTE WITH OUR SUPPLIER

     Our sole source of coin counter components has been Scan Coin, pursuant to an agreement originally entered into in 1993 and subsequently amended. Scan Coin claims that this agreement requires that only Scan Coin coin counters may be used in Coinstar units. Additionally, Scan Coin claims that the agreement gives ownership to Scan Coin of any improvements or developments to the coin counter. We believe that Scan Coin
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has no claim on any of our intellectual property. On September 8, 1998 Scan Coin informed us that we were in violation of the original agreement and we had 30 days to correct the violation. Scan Coin also restated its claim to our intellectual property. We responded on September 16, 1998 indicating that we rejected all claims made by Scan Coin in its letter. On May 5, 1999 Scan Coin informed us that it was terminating the agreement. Scan Coin also reiterated its claims to our intellectual property and stated that it will seek full compensation for all damages suffered. On May 28, 1999, we received a letter indicating that Scan Coin intended to commence arbitration proceedings without delay. Scan Coin stated that it would seek compensation for its financial losses and seek a declaratory judgment regarding ownership of certain intellectual property. On June 3, 1999, we responded to Scan Coin's letter in an effort to settle this dispute amicably. Discussions to attempt to settle this dispute with Scan Coin are ongoing. However, even if it is determined that our use of the new coin-counting technology violates the agreement, we believe that the amount of damages to which Scan Coin would be entitled would not be material to our business. Our evaluation of the amount of damages to which Scan Coin could be entitled is subject to significant uncertainty, and it is possible that we could be found to be liable for damages that would be material to our business. We cannot be certain that we will resolve the dispute with Scan Coin, nor can we assure you that if litigation commences, we will prevail. Our failure to prevail in litigation may result in a payment of monetary damages, the forfeiture of certain intellectual property rights, or both. The occurrence of either event could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

     Currently, coin counter devices supplied by Scan Coin are installed in most commercially deployed Coinstar units. To date, replacement parts for the coin counter devices installed in these units have been supplied by Scan Coin. We believe that we have enough parts to meet our estimated demand for replacement parts through the end of 2001. We believe we can satisfy future replacement parts needs from third party suppliers. However, we may not be able to source, on a timely basis, if at all, all necessary parts from outside suppliers for the parts previously supplied Scan Coin. Our failure to secure necessary replacement parts on a timely basis may result in a slowdown of installation or in machine downtime, either of which could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

WE DEPEND UPON THIRD-PARTY MANUFACTURERS AND SERVICE PROVIDERS

     We do not conduct manufacturing operations and depend, and will continue to depend, on outside parties for the manufacture of the Coinstar unit and its key components. We intend to significantly expand our installed base, and such expansion may be limited by the manufacturing capacity of our third-party manufacturers and suppliers. Although we expect that our current contract manufacturer, SeaMed Corporation, will be able to produce sufficient units to meet projected demand, SeaMed or other manufacturers may not be able to meet our manufacturing needs in a satisfactory and timely manner. If there is an unanticipated increase in demand for Coinstar unit installations, we may be unable to meet such demand due to manufacturing constraints. Although we have a contract with SeaMed, SeaMed does not have a long-term obligation to continue the manufacture of the Coinstar unit or its components. Further, SeaMed is principally engaged in the manufacture of electronic medical instruments for medical technology companies. We believe that we are SeaMed's only material non-medical customer. As such, we face an increased risk that SeaMed may choose to focus exclusively on manufacturing medical products and cease making our products. Should SeaMed cease manufacturing Coinstar units, we would be required to locate and qualify additional suppliers. We may be unable to locate alternate manufacturers on a timely basis.

     In July 1999, SeaMed merged with Plexus Corp. of Neenah, Wisconsin. SeaMed's management has assured us that the combined entity will continue to meet our manufacturing needs. However, we cannot be certain that Plexus will continue to operate in Redmond, Washington or continue to meet our manufacturing needs.

     In addition, we obtain some key hardware components used in the Coinstar units from sole source suppliers. We cannot be certain that we will be able to continue to obtain an adequate supply of these components in a timely manner or, if necessary, from alternative sources. If we are unable to obtain sufficient
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quantities of components or to locate alternative sources of supply on a timely basis, we may experience delays in installing or maintaining Coinstar units, either of which could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

     We rely on third-party service providers for substantial support and service efforts that we currently do not provide directly. In particular, we contract with armored carriers and other third party providers to arrange for pick-up, processing and deposit of coins. We generally contract with one transportation provider and coin processor to service a particular region. Many of these service providers do not have long-standing relationships with us and our contracts with them generally can be terminated by either party with advance notice ranging from 30 to 90 days. We do not currently have nor do we expect to have in the foreseeable future the internal capability to provide back up service in the event of sudden disruption in service from an armored carrier company. Any failure by us to maintain our existing relationships or to establish new relationships on a timely basis or on acceptable terms would harm our business, financial condition and results of operations and our ability to achieve sufficient cash flow to service our indebtedness. Moreover, as with any business that handles large volumes of cash, we are susceptible to theft, counterfeit and other forms of fraud, including security breaches of our computing system that performs important accounting functions. We cannot be certain that we will be successful in developing product enhancements and new services to thwart such attempts.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OR ENFORCE OUR PATENTS AND PROPRIETARY RIGHTS

     Our future success depends, in part, on our ability to protect our intellectual property and maintain the proprietary nature of our technology through a combination of patents, licenses and other intellectual property arrangements, without infringing the proprietary rights of third parties. We have five issued patents relating to the removal of debris from coins processed in a self-service environment and other aspects of self-service coin processing.

     We cannot assure you that any of our patents will be held valid if challenged, that any pending patent applications will issue, or that other parties will not claim rights in or ownership of our patents and other proprietary rights. Moreover, patents issued to us may be circumvented or fail to provide adequate protection. Our competitors might independently develop or patent technologies that are substantially equivalent or superior to our technologies.

     We recently settled litigation with Cash Technologies Inc., the parent company of CoinBank Automated Systems Inc., involving patent infringement claims and counter-claims. The settlement provides for the dismissal with prejudice of each party's respective claims in the litigation. As part of the settlement, CoinBank granted us a worldwide, perpetual, non-exclusive license to certain CoinBank technology and a right of first refusal to purchase CoinBank Automated Systems Inc. In consideration for the right of first refusal, CoinBank received $600,000 and was provided 30,000 shares of our common stock which are being registered under this Registration Statement. If the companies consummate a purchase agreement for CoinBank, the cash and stock payment would be credited toward the purchase price. We have verbally agreed with Cash Technologies Inc. to extend the right of refusal through December 10, 1999 and may agree to extend the right of refusal further in the future. The settlement effectively ends the dispute over the patents-in-suit and includes a release and covenant not to sue. Future lawsuits of this type, whether meritorious or not, could be costly for us, divert management attention, result in increased costs of doing business, require us to enter into royalty or licensing agreements, or could otherwise seriously harm our business.

     Since patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed by others which, if issued as patents, could cover our products. We cannot be certain that others will not assert patent infringement claims or claims of misappropriation against us based on current or pending U.S. and/or foreign patents, copyrights or trade secrets or that such claims will not be successful. In addition, defending our company and our retail partners against these types of claims, regardless of their merits, could require us to incur substantial costs and divert the attention of key personnel. Parties making these types of claims may be able to obtain injunctive or other equitable relief which could effectively block our ability to provide our coin processing service and use our processing equipment in the United States and abroad, and could result in an award of substantial damages. In the event of a successful claim of

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infringement, we may need or be required to obtain one or more licenses from, as well as grant one or more licenses to, others. We cannot assure you that we could obtain necessary licenses from others at a reasonable cost or at all.

     We also rely on trade secrets to develop and maintain our competitive position. Although we protect our proprietary technology in part by confidentiality agreements with our employees, consultants and corporate partners, we cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known or be discovered independently by our competitors. The failure to protect our intellectual property rights effectively or to avoid infringing the intellectual property rights of others could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

THERE ARE MANY RISKS ASSOCIATED WITH DOING BUSINESS IN INTERNATIONAL MARKETS

     We intend to increase our deployment of Coinstar units in select international markets. We have only recently begun to expand our business internationally in the United Kingdom and Canada and, accordingly, have limited experience in operating in international markets. We anticipate that our international operations will become increasingly significant to our business. International transactions pose a number of risks, including:

     - failure of customer acceptance,

     - risks of regulatory delays or disapprovals with respect to our products and services,

     - competition from potential and current coin-counting businesses,

     - exposure to exchange rate risks,

     - restrictions on the repatriation of funds,

     - political instability,

     - adverse changes in tax, tariff and trade regulations,

     - difficulties with foreign distributors,

     - difficulties in managing an organization spread over several countries, and

     - weaker legal protection for intellectual property rights.

These risks could seriously harm our business, financial condition, results of operations and ability to achieve sufficient cash flow to service our indebtedness.

     Our expansion into Europe will present challenges different from those faced in the United States. We expect to face greater competition than currently is the case in the United States because banks in Europe typically offer coin-counting services to their customers and most of the world's self-service coin-counting machine manufacturers are located in Europe. Some of these manufacturers have been involved in attempts to set up networks similar to ours. In addition, local laws and market conditions may require us to change our fee structure. We also will face a number of technical challenges as we attempt to expand into Europe. In several areas, close national borders may require that our units be able to handle as many as six different national coin sets, as well as the new Euro coin. Supermarkets in Europe tend to be smaller than those in the United States. Because of this, floor space is more of an issue than in the typical supermarket in the United States. As a result, it may be necessary for us to reduce the size of our unit to succeed in Europe. Reducing our unit size could present technical challenges, and the smaller capacity that might result from a smaller unit could increase operating costs in servicing the units. Many local laws do not permit stores to be operated on a 24-hour, seven day per week basis. This could reduce volumes and present challenges in our servicing of the units. We also expect to face higher telecommunications costs in Europe than in the United States, and a European network may need to make extensive use of cellular communications.

WE DEPEND UPON KEY PERSONNEL AND NEED TO HIRE ADDITIONAL PERSONNEL

     Our performance is substantially dependent on the continued services of our executive officers and key employees, all of whom we employ on an at-will basis. Our long-term success will depend on our ability to recruit, retain and motivate highly skilled personnel. Competition for such personnel is intense. We have at times experienced difficulties in recruiting qualified personnel, and we may experience difficulties in the future. On November 30, 1999 we announced that Kirk Collamer, our chief financial officer, has chosen to resign. A search is underway to fill the CFO position and Mr. Collamer will continue in his current responsibilities through a transition period and will assist in hiring his replacement. The inability to attract and retain necessary technical and managerial personnel could seriously harm our business, financial condition and results of operations and our ability to achieve sufficient cash flow to service our indebtedness. Currently, we maintain a "key man" life insurance policy on our chairman and chief executive officer, Jens Molbak, in the amount of $2.0 million.

DEFECTS IN OR FAILURES OF OUR OPERATING SYSTEM COULD HARM OUR BUSINESS

     We collect financial and operating data, and monitor performance of Coinstar units, through a wide-area communications network connecting each of the Coinstar units with a central computing system at our headquarters. This information is used to track the flow of coins, verify coin counts and schedule the dispatch unit service and coin pickup. The operation of Coinstar units depends on sophisticated software, computing systems and communication services that may contain undetected errors or may be subject to failures. These errors may arise particularly when new services or service enhancements are added or when the volume of services provided increases. Although each Coinstar unit is designed to store all data collected, thereby helping to ensure that critical data is not lost due to an operating systems failure, our inability to collect the data from our Coinstar units could lead to a delay in processing coins and crediting the accounts of our retail partners for vouchers already redeemed. The design of the operating systems to prevent loss of data may not operate as intended. Any loss or delay in collecting coin processing data would seriously harm our operations.

     We have in the past experienced limited delays and disruptions resulting from upgrading or improving our operating systems. Although such disruptions have not had a material effect on our operations, future upgrades or improvements could result in delays or disruptions that would seriously harm our operations. In particular, we are currently planning some significant improvements in our operating platform in order to support our projected expansion of the installed base of Coinstar units and the potential addition of value-added services. While we are taking steps to ensure that the potential adverse impact of such improvements on our operations is minimized, we cannot be certain that the platform will be able to handle the increased volume of services expected from the continued expansion of our network and the potential addition of value-added services or that the improvements will occur on a timely basis so as not to disrupt such continued expansion and potential addition of value-added services.

     The communications network on which we rely is not owned by us and is subject to service disruptions. Further, while we have taken significant steps to protect the security of our network, any breach of security whether intentional or from a computer virus could seriously harm us. Any service disruptions, either due to errors or delays in our software or computing systems or interruptions or breaches in the communications network, or security breaches of the system, could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

WE MUST KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES TO REMAIN COMPETITIVE

     The self-service coin processing market is relatively new and evolving. We anticipate that, as the market matures, it will be subject to technological change, new services and product enhancements, particularly as we expand our service offerings. Accordingly, our success may depend in part upon our ability to keep pace with continuing changes in technology and consumer preferences while remaining price competitive. Our failure to develop technological improvements or to adapt our products and services to technological change on a timely basis could, over time, seriously harm our business, financial condition and results of operations and our ability to achieve sufficient cash flow to service our indebtedness.

OUR BUSINESS COULD BE HARMED BY YEAR 2000 COMPLIANCE ISSUES

     Many currently installed computer systems and software programs were designed to use only a two-digit year field. These year fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Until the date fields are updated, the systems and programs could fail or give erroneous results when referencing dates following December 31, 1999. Such failure or errors could occur prior to the actual change of the century. We rely on computer applications for our coin processing machines and to manage and monitor our accounting and administrative functions. Such failure or malfunction could cause disruptions of operations, including among other things a temporary inability to process transactions or engage in normal business activities. In addition, our retail partners, suppliers and service providers, including financial institutions, rely upon computer applications, some of which may contain software that may fail or give erroneous results as a result of the upcoming change in century, with respect to functions that materially affect their interactions with us. Failure or malfunction of our software or that of our retail partners, suppliers or service providers could seriously harm our business, financial condition and results of operations and on our ability to achieve sufficient cash flow service to our indebtedness.

     During the second and third quarters of 1998, we undertook a program to identify, test, and evaluate our internal operating systems to determine the impact of the year 2000 on these systems. Additionally, we retested our systems during the third quarter of 1999. These tests involved simulating transactional activity before, during and after the various impacted dates and assessing the results to ensure the proper handling of the information by the internal operating system. As a result of these tests performed on the internal operating systems, we do not believe our computer systems or applications currently in use will be harmed by the upcoming change in century.

     We completed our review of the year 2000 impact on our retail partners, suppliers, and service providers in the first quarter of 1999. Our partners have made, and continue to make, significant progress towards completing their year 2000 projects. We have not incurred any significant costs in reviewing our systems or those of our retail distribution partners, suppliers or service providers for year 2000 compliance. We do not foresee any significant harm from our partners' year 2000 issues. We will continue to monitor the status of our partners' year 2000 activities. While we do not believe our computer systems or applications currently in use will be harmed by the upcoming change in century and we have not encountered any material year 2000 problems with any systems provided by third parties, we have not received assurances from all of our retail partners, suppliers or service providers that their systems will be year 2000 compliant.

     We have assessed our critical operations to address situations that may result if we are unable to achieve year 2000 readiness. Based on our assessment to date and our readiness activities, we do not anticipate a material impact to our critical operations from year 2000 problems and accordingly we do not anticipate needing to develop a formal contingency plan beyond our disaster recovery and critical systems backup procedures already in place.

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

SOME ANTI-TAKEOVER PROVISIONS MAY AFFECT THE PRICE OF OUR COMMON STOCK

     Provisions of our certificate of incorporation, bylaws and rights plan and of Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholder.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholder.

                                DIVIDEND POLICY

     We have never paid any dividends and do not anticipate declaring or paying cash dividends in the foreseeable future. We intend to retain future earnings, if any, to reinvest in our business and repay indebtedness. Instruments governing certain of our debt restrict our ability to pay dividends.

                              SELLING STOCKHOLDER

     The following table sets forth certain information regarding the beneficial ownership of the common stock, as of November 12, 1999, by the selling stockholder.

     The information provided in the table below with respect to the selling stockholder has been obtained from the selling stockholder. Except as otherwise disclosed below, the selling stockholder has not within the past three years had any position, office or other material relationship with us. Because the selling stockholder may sell all or some portion of the shares of common stock beneficially owned by it, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholder after this offering. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided information regarding the shares of common stock beneficially owned by it, all or a portion of the shares of common stock beneficially owned by it, in transactions exempt from the registration requirements of the Securities Act.

     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. None of the share amounts set forth below represents more than 1% of our outstanding stock as of October 31, 1999, adjusted as required by rules promulgated by the SEC.

                                                       PERCENTAGE OF COMMON       NUMBER THAT
                                                     STOCK OUTSTANDING AFTER        WILL BE
          SELLING STOCKHOLDER             NUMBER    COMPLETION OF THE OFFERING      OFFERED
          -------------------             ------    --------------------------    -----------
Cash Technologies Inc. .................  30,000           Less than 1%             30,000

                              PLAN OF DISTRIBUTION

     The shares of common stock may be sold from time to time by the selling stockholder in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. As used in this prospectus, "selling stockholder" includes donees, pledgees, transferees and other successors in interest selling shares received from the selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer. The selling stockholder may offer its shares of common stock in one or more of the following transactions:

     - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

     - in the over-the-counter market,

     - in private transactions,

     - by pledge to secure debts and other obligations, or

     - a combination of any of the above transactions.

     If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

     The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholder. Alternatively, the selling stockholder may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholder and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholder is solely responsible for bearing all costs, including commissions and discounts, in connection with any sale of the shares. We have agreed to indemnify the selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in the sale of shares of common stock described in this prospectus against certain liabilities, including liabilities arising under the Securities Act.

     Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholder may choose not to sell all of the shares they hold. The selling stockholder may also transfer, devise or gift such shares by other means not described in this prospectus.

     To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

     Under the Exchange Act, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, the selling stockholder and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of common stock by the selling stockholder or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

     All expenses of this registration (other than broker's commissions and similar changes), estimated at approximately $50,000, will be paid by us. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws.

                            VALIDITY OF COMMON STOCK

     For purposes of this offering, Cooley Godward LLP, Kirkland, Washington is giving an opinion as to the validity of the common stock offered by this prospectus. Mark P. Tanoury, a partner of Cooley Godward, is Coinstar's Secretary.

                                    EXPERTS

     The consolidated financial statements for the year ended December 31, 1998, incorporated in this prospectus by reference from Item 5 of the Company's Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, (which report expresses an unqualified opinion and includes an explanatory paragraph for a change in accounting for loss per share), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. We file annual, quarterly and special reports, proxy statements and other information with the SEC. For further information with respect to us and the common stock offered hereby, you should refer to reference is made to the Registration Statement and the exhibits thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, you should refer to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. You may read and copy any document we file with the SEC, including the Registration Statement and the exhibits thereto at the SEC's offices at 450 Fifth Street N.W, Washington, D.C. 20549. You can also review our filings by accessing the web site maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means we can disclose important information to you by referring you to those documents. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus:

          (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (except for Item 8), filed on or about March 31, 1999, including all material incorporated by reference therein,

          (b) Our Current Reports on Form 8-K, filed on or about March 3 and October 12, 1999,

          (c) Our Proxy Statement for our annual meeting of stockholder held on June 16, 1999, filed on or about April 30, 1999,

          (d) Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 1999, as amended and filed on or about May 17, August 16 and December 6, 1999, respectively, including the financial statements and Independent Auditors' Report incorporated by reference to Item 5 of Form 10-Q for the fiscal quarter ended September 30, 1999 and all material incorporated by reference therein, and

          (e) The description of our common stock contained in our Registration Statement on Form S-1, filed on or about May 9, 1997.

We also incorporate by reference all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               Investor Relations
                                 Coinstar, Inc.
                              1800 -- 114th Avenue
                           Bellevue, Washington 98004
                           Telephone: (425) 943-8000

     This prospectus is part of a Registration Statement on Form S-3 we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the registration Statement. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.


          ------------------------

             TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    2

Use of Proceeds.......................   12

Dividend Policy.......................   12

Selling Stockholder...................   12

Plan of Distribution..................   12

Validity of Common Stock..............   13

Experts...............................   13

Additional Information................   14

Incorporation of Certain Documents by
  Reference...........................   14



                COMMON STOCK

               COINSTAR, INC.

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              [COINSTAR LOGO]

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